November 15, 2007

By Overnight Delivery and Facsimile

Kristi Marrone
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549

Re:           Vestin Realty Mortgage II, Inc.
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarters ended March 31 and June 30, 2007
Filed March 14, 2007
File No. 000-51892

Dear Ms. Marrone:

On behalf of Vestin Realty Mortgage II, Inc., (the Company), we are responding to comments received from the Commission (the “Staff”) by letter dated November 9, 2007.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment 1:  Selected Financial Data, page 28

In response to the Staff’s comments, we will present income (loss) from continuing operations and income (loss) from continued operations per common share in accordance with your comment in filings filed hereinafter.

Comment 2:  Consolidated Statements of Income, page F-4

In response to the Staff’s comments, we will present interest income from banking institutions below operating expenses on the financial statements filed hereinafter.

Comments 3:  Supplementary Information, page F-34

In response to the Staff’s comments, we will include periodic payment terms of loans and total all money columns in the Company’s supplementary information in filings filed hereinafter.

Comment 4:  Exhibit 31

In response to the Staff’s comments, we will file an abbreviated amendment to the Company’s Form 10-K for the fiscal year ended 2006 and Form 10-Q’s for the first, second and third quarters of fiscal 2007.

In connection with this response, please note that the Company acknowledges (i) it is responsible for the adequacy and accuracy of its filings with the SEC, (ii) staff comments and our response to such comments do not foreclose the Commission from taking any action with respect to this filing and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws.

We hope the foregoing adequately address your comments.

Very Truly Yours,

Rocio Revollo
Chief Financial Officer